MORGAN STANLEY DISTRIBUTION, INC.
(SEC I.D. No. 8-44766)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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File pursuant to Rule 17a-5(e)(3)
Under the Securities Exchange Act of 1934
As a Public Document.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA
Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Morgan Stanley Distribution, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Morgan Stanley Distribution, Inc. (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 3 to the financial statement, the financial statement comprises significant related party transactions.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2023

We have served as the Company's auditor since 1997.

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2022

(In thousands of dollars, except share data)

Assets		
Cash	$	38,029
Distribution and shareholder servicing fee receivables, net		11,453
Receivables from affiliate		1,087
Deferred commission asset (net of accumulated amortization of $5,628)		255
Other assets		2,871
Total assets	$	53,695
Liabilities		
Payables:		
Brokers, dealers and clearing organizations	$	3,341
Affiliates		22,833
Other		1,379
Total liabilities		27,553
Stockholder's equity		
Common stock (no par value, 1,000 shares authorized, 100 shares issued)		—
Additional paid-in capital		14,045
Retained earnings		12,097
Total stockholder's equity		26,142
Total liabilities and stockholder's equity	$	53,695

See Notes to Statement of Financial Condition.

MORGAN STANLEY DISTRIBUTION, INC.
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
For the year ended December 31, 2022
(In thousands of dollars)

1. Introduction and Basis of Presentation

The Company

MSDI (the "Company") is a wholly owned subsidiary of MSIM (the "Parent"), which is an indirect wholly owned subsidiary of Morgan Stanley (the "Ultimate Parent"). The Company is registered with the SEC as a broker-dealer and is the principal underwriter and distributor of certain Morgan Stanley sponsored mutual funds and alternative products (collectively, the "Funds") managed by the Parent and the Parent's wholly owned subsidiaries. The Company is also approved by the SEC to act as a placement agent for certain Morgan Stanley private investment funds, and is also a member of FINRA and SIPC. See the "Glossary of Common Terms and Acronyms" for the definition of certain terms and acronyms used throughout the notes to the statement of financial condition.

Basis of Financial Information

The Company's statement of financial condition is prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions regarding compensation, the outcome of legal and tax matters, and other matters that affect its statement of financial condition and related disclosures. The Company believes that the estimates utilized in the preparation of its statement of financial condition are prudent and reasonable. Actual results could differ materially from these estimates.

The Company has evaluated subsequent events for adjustment to or disclosure in the Company's statement of financial condition through the date of this report and has not identified any recordable or disclosable events not otherwise reported in the statement of financial condition or the notes thereto.

2. Significant Accounting Policies

Fair Value of Financial Instruments

The Company has no financial instruments measured at fair value at December 31, 2022. The Company is required to disclose the fair value of certain financial instruments not measured at fair value on the statement of financial condition (see Note 5). A description of the Company's method for determining the fair value for this required disclosure follows.

Fair Value Measurement – Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (*i.e.*, the "exit price") in an orderly transaction between market participants at the measurement date.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date. Where the Company manages a group of financial assets, financial liabilities and nonfinancial items accounted for as derivatives on the basis of its net exposure to either market risk or credit risk, the Company measures the fair value of that group of financial instruments consistently with how market participants would price the net risk exposure at the measurement date.

In determining fair value, the Company uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that requires the most observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability that were developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions the Company believes other market participants would use in pricing the asset or liability that are developed based on the best information available in the circumstances. The fair value hierarchy is broken down into three levels based on the observability of inputs as follows, with Level 1 being the highest and Level 3 being the lowest.

Level 1. Valuations based on quoted prices in active markets that the Company has the ability to access for identical assets or liabilities. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2. Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3. Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or from Level 2 to Level 3 of the fair value hierarchy, In certain cases, the inputs used to measure fair value

may fall into different levels of the fair value hierarchy. In such cases, the total fair value amount is disclosed in the level appropriate for the lowest level input that is significant to the total fair value of the asset or liability

Cash

Cash represents funds deposited with financial institutions.

Deferred Commission Assets

In accordance with accounting guidance for investment advisers and broker dealers, front-end selling/offering distribution costs paid by the Company to broker-dealers assisting with the sale of certain classes of shares of its fund products, are capitalized if reimbursement of these costs is received through monthly 12b-1 fees and/or through early redemption of shares within the applicable CDSC period. These capitalized costs are reported as a DCA on the statement of financial condition and amortized on a straight line basis over the expected life of the contract, which is typically 12 months.

Payables - Brokers, Dealers and Clearing Organizations

Payables to brokers, dealers and clearing organizations include amounts due to external brokers who distribute the shares of the Funds to investors.

Income Taxes

Deferred tax assets and liabilities are recorded based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies and results of recent operations. When performing the assessment, the Company considers all types of deferred tax assets in combination with each other, regardless of the origin of the underlying temporary difference. If a deferred tax asset is determined to be unrealizable, a valuation allowance is established. If the Company subsequently determines that it would be able to realize deferred tax assets in excess of their net recorded amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded on the basis of a two-step process whereby (i) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position, and (ii) for those tax positions that meet this threshold, the Company recognizes the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with the related tax authority. Interest and penalties related to unrecognized tax benefits are recognized as a component of the provision for income taxes.

Accounting Development Updates

The FASB has issued certain accounting updates, which the Company has either determined to be not applicable or are not expected to have a significant impact on the Company's statement of financial condition.

3. Related Party Transactions

The Company has agreements with affiliates for various activities, including a Tax Sharing agreement with the Ultimate Parent as described in Note 7 and and other activities described further below.Unsettled amounts for these activities are recorded within Receivables from or Payables to affiliates, and are payable on demand.

In December 2022, the Company agreed to make a one-time payment of $10,000 to MSSB for MSSB's continued support for ongoing business activity for the Government Securities Portfolio of Morgan Stanley Institutional Liquidity Funds. The agreed payment was recorded in Payables to Affiliates at year-end.

The Company is a party to a service agreement with the Parent, whereby certain services and other administrative functions (collectively, the "Support Services") are performed by the Parent on behalf of the Company in fulfilling its duties and obligations as principal underwriter and distributor of the Funds. These services are charged to the Company by the Parent.

The Company charges the Parent for operating expenses and support services it incurs to fulfil its duties, including serving as the principal underwriter and distributor of products managed by the Parent.

	At December 31, 2022
Assets and receivables from affiliated companies	
Receivables - Affiliate	$ 1,087
Liabilities and payables to affiliated companies	
Payables - Affiliates	$ 22,833

4. Distribution and Shareholder Servicing Fees

The Company only nets distribution and shareholder servicing fee refunds payable up to the amount of distribution and shareholder servicing fees receivable from each applicable Fund. The Company had no distribution and shareholder servicing fee refunds payable to Funds as of December 31, 2022.

5. Financial Instruments Not Measured at Fair Value

	At December 31, 2022				
	Carrying value	Fair value			
		Level 1	Level 2	Level 3	Total
Financial assets					
Cash	$ 38,029	$ 38,029	$ —	$ —	$ 38,029
Distribution and shareholding servicing fees receivables, net	11,453	—	11,453	—	11,453
Receivables from affiliate	1,087	—	1,087	—	1,087
Financial Liabilities					
Brokers, dealers and clearing organisations	$ 3,341	$ —	$ 3,341	$ —	$ 3,341
Payables to affiliates	22,833	—	22,833	—	22,833

The previous table excludes all non-financial assets and liabilities.

6. Risk Management

The Company's risk management policies and related procedures are aligned with those of the Firm. These policies and related procedures are administered on a coordinated global and legal entity basis with consideration given to the Company's specific capital and regulatory requirements.

Risk is an inherent part of the Company's business activities. Management believes effective risk management is vital to the success of the Company's business activities. Accordingly, the Company has policies and procedures in place to identify, measure, monitor, advise, challenge and control the principal risks involved in the activities of its business and support functions.

The cornerstone of the Company's risk management philosophy is the pursuit of risk-adjusted returns through prudent risk-taking that protects the Company's capital base and franchise. This is implemented utilizing five key principles: integrity, comprehensiveness, independence, accountability and transparency. To help ensure the efficacy of risk management, which is an essential component of the Company's reputation, senior management requires thorough and frequent communication and the appropriate escalation of risk matters. The fast-paced, complex, and constantly-evolving nature of global financial markets requires the Company to maintain a risk management culture that is incisive, knowledgeable about specialized products and markets, and subject to ongoing review and enhancement.

Market Risk

Market risk refers to the risk that a change in the level of one or more market prices, rates, indices, volatilities, correlations or other market factors, such as market liquidity, will result in losses for a position or portfolio. Generally, the Company incurs market risk as a result of trading, investing and client facilitation activities, principally within the Institutional Securities business segment where the substantial majority of the Company's market risk exposure is generated.

Sound market risk management is an integral part of the Company's culture. The various business units and trading desks are responsible for ensuring that market risk exposures are well-managed and prudent. The control groups help ensure that these risks are measured and closely monitored and are made transparent to senior management. The Market Risk Department is responsible for ensuring transparency of material market risks, monitoring compliance with established limits and escalating risk concentrations to appropriate senior management. Market risk is also monitored through various measures: using statistics (including VaR and related analytical measures); by measures of position sensitivity; and through routine stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors, and scenario analyses conducted in collaboration with business units.

Credit Risk

Credit risk refers to the risk of loss arising when a borrower, counterparty or issuer does not meet its financial obligations to the Company. The Company primarily incurs credit risk exposure to institutions. This risk may arise from a variety of business activities, including, but not limited to, providing short- or long-term funding that is secured by physical or financial collateral whose value may at times be insufficient to fully cover the loan repayment amount; and posting margin and/or collateral to counterparties.

The Credit Risk Management Department ("CRM") establishes Firm-wide practices to evaluate, monitor and control credit risk at the transaction, obligor and portfolio levels. Credit risk exposure is actively managed by credit professionals and committees within CRM and through various risk committees, whose membership includes individuals from CRM. A comprehensive global Credit Limits Framework is utilized to manage credit risk levels across the Firm. The Credit Limits Framework is calibrated within the Company's risk tolerance and includes single-name limits and portfolio concentration limits by country, industry and product type. CRM helps ensure timely and transparent communication of material credit risks, compliance with established limits and escalation of risk concentrations to appropriate senior management.

Operational Risk

Operational risk refers to the risk of loss, or of damage to the Company's reputation, resulting from inadequate or failed processes or systems, from human factors or from external events (e.g., fraud, theft, legal and compliance risks, cyber attacks, or damage to physical assets). The Company may incur operational risk across the full scope of its business activities, including revenue-generating activities (e.g., sales and trading) and support and control groups (e.g., information technology and trade processing).

The Company's operational risk framework is established to identify, measure, monitor and control risk. Effective operational risk management is essential to reducing the impact of operational risk incidents and mitigating legal, regulatory and reputational risks. The framework is continually evolving to account for changes in the Company and to respond to the changing regulatory and business environment.

Cybersecurity

The Company's cybersecurity and information security policies, procedures, and technologies are designed to protect its own, client and employee data against unauthorized disclosure, modification or misuse and are also designed to address regulatory requirements. These policies and procedures cover a broad range of areas, including identification of internal and external threats, access control, data security, protective controls, detection of malicious or unauthorized activity, incident response and recovery planning.

Model Risk

Model risk refers to the potential for adverse consequences from decisions based on incorrect or misused model outputs. Model risk can lead to financial loss, poor business and strategic decision making or damage to the Company's reputation. The risk inherent in a model is a function of the materiality, complexity and uncertainty around inputs and assumptions. Model risk is generated from the use of models impacting financial statements, regulatory filings, capital adequacy assessments and the formulation of strategy.

Sound model risk management is an integral part of the Company's Risk Management Framework. The Model Risk Management Department ("MRM") is a distinct department in Risk Management responsible for the oversight of model risk. MRM establishes a model risk tolerance in line with the Company's risk appetite. The tolerance is based on an assessment of the materiality of the risk of financial loss or reputational damage due to errors in design, implementation and/ or inappropriate use of models. The tolerance is monitored through model-specific and aggregate business-level assessments, which are based upon qualitative and quantitative factors.

A guiding principle for managing model risk is the "effective challenge" of models. The effective challenge of models is defined as critical analysis by objective, informed parties who can identify model limitations and assumptions and drive appropriate changes. MRM provides effective challenge of models, independently validates and approves models for use, annually recertifies models, identifies and tracks remediation plans for model limitations and reports on model risk metrics. The department also oversees the development of controls to support a complete and accurate Firm-wide model inventory.

Liquidity Risk

Liquidity risk refers to the risk that the Company will be unable to finance its operations due to a loss of access to the capital markets or difficulty in liquidating its assets. Liquidity risk also encompasses the Company's ability (or perceived ability) to meet its financial obligations without experiencing significant business disruption or reputational damage that may threaten its viability as a going concern. Generally, the Company incurs liquidity and funding risk as a result of its trading, lending, investing and client facilitation activities.

The Company's Liquidity Risk Management Framework is critical to help ensure that the Company maintains sufficient liquidity reserves and durable funding sources to meet the Company's daily obligations and to withstand unanticipated stress events.

The Liquidity Risk Department ensures transparency of material liquidity and funding risks, compliance with established risk limits and escalation of risk concentrations to appropriate senior management. To execute these responsibilities, the Liquidity Risk Department establishes limits in line with its risk appetite, identifies and analyzes emerging liquidity and funding risks to ensure such risks are appropriately mitigated, monitors and reports risk exposures against metrics and limits, and reviews the methodologies and assumptions underpinning its Liquidity Stress tests to ensure sufficient liquidity and funding under a range of adverse scenarios.

7. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Ultimate Parent. Federal income taxes have generally been provided on a modified separate entity basis. The Company is included in the combined state and local income tax returns with the Ultimate Parent and certain other subsidiaries of the Ultimate Parent. State and local income taxes have been provided on separate entity income at the effective tax rate of the Company's combined filing group.

In accordance with the terms of the Tax Sharing Agreement, current taxes (federal, combined and unitary states) are settled periodically with the Ultimate Parent, who pays these taxes on behalf of the Company.

The Company's deferred tax asset is included in Other assets within the statement of financial condition. The Company's deferred tax asset at December 31, 2022 is $3, which is primarily attributable to unrealized tax benefits from a state unitary filing position. The Company believes the recognized deferred tax assets of $3 at December 31, 2022 are more likely than not to be realized based on expectations as to future taxable income in the jurisdictions in which it operates.

The Company is subject to the income and indirect tax laws of the U.S., its states and municipalities in which the Company has

significant business operations. These tax laws are complex and subject to interpretations by the taxpayer and the relevant governmental taxing authorities. The Company must make judgments and interpretations about the application of these inherently complex tax laws when determining the provision for income taxes and the expense for indirect taxes and must also make estimates about when certain items affect taxable income in the various tax jurisdictions. Disputes over interpretations of the tax laws may be settled with the taxing authority upon examination or audit. The Company periodically evaluates the likelihood of assessments in each taxing jurisdiction resulting from current and subsequent years' examinations, and unrecognized tax benefits related to potential losses that may arise from tax audits are established in accordance with the relevant accounting guidance. Once established, unrecognized tax benefits are adjusted when there is more information available or when an event occurs requiring a change.

It is reasonably possible that significant changes in the balance of unrecognized tax benefits may occur within the next 12 months. At this time, however, it is not possible to reasonably estimate the expected change to the total amount of unrecognized tax benefits and the impact on the Company's effective tax rate over the next 12 months.

As of December 31, 2022, the Company has not accrued any liabilities for unrecognized tax benefits in its statement of financial condition.

Earliest Tax Year Subject to Examination in Major Tax Jurisdictions

Jurisdiction	Tax Year
United States	2017
New York State and New York City	2010

The Company, through its inclusion in the return of the Ultimate Parent, is routinely under examination by the IRS and other tax authorities in certain states in which the Company has significant business operations, such as New York

The Company believes that the resolution of these tax examinations will not have a material effect on the statement of financial condition.

8. Regulatory Capital and Other Requirements

The Company is a registered U.S. broker-dealer and, accordingly, is subject to the minimum net capital requirements of the SEC. Under SEA Rule 15c3-1, the Company is required to maintain minimum Net Capital, defined as equal to the greater of $25 or 6-2/3% of aggregate indebtedness. In addition, the Company is required to maintain a ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2022, the Company had Net Capital of $10,476, which was $8,639 in excess of its required minimum net capital of $1,837.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 of SEC Release 34-70073 regarding adopting amendments to SEA Rule 17a-5. The Company is the principal underwriter and distributor of certain Morgan Stanley sponsored mutual funds and alternative products. The Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts as defined under SEA Rule 15c3-3. The Company met the conditions of footnote 74 throughout the year ended December 31, 2022 without exception.

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Glossary of Common Terms and Acronyms

CDSC	Contingent deferred sales charge	**MSIM**	Morgan Stanley Investment Management, Inc.
DCA	Deferred commission assets	**MSSB**	Morgan Stanley Smith Barney, LLC
FDIC	Federal Deposit Insurance Corporation	**PAB**	Proprietary Accounts of Broker-Dealers
FASB	Financial Accounting Standards Board	**SEA**	Securities Exchange Act
FINRA	The Financial Industry Regulatory Authority	**SEC**	U.S. Securities and Exchange Commission
Firm	Ultimate Parent and its consolidated subsidiaries	**SIPC**	Securities Investor Protection Corporation
IRS	Internal Revenue Service	**U.S.**	United States of America, which includes the District of Columbia, Puerto Rico, and the U.S. territories and possessions
MSDI	Morgan Stanley Distribution, Inc.	**U.S. GAAP**	Accounting principles generally accepted in the United States of America